RESOLUTE HOLDINGS MANAGEMENT, INC.

445 Park Avenue, Suite 5B
New York, NY 10022

February 11, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer, Jason Niethamer, David Gessert and J. Nolan McWilliams Division of Corporation Finance Office of Crypto Assets
Re:	Resolute Holdings Management, Inc. Form 10-12B File No. 001-42458

Dear Sirs:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Resolute Holdings Management, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-42458) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on February 13, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025 or David A.P. Marshall at (212) 373-3369, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

RESOLUTE HOLDINGS MANAGEMENT, INC.

By:	/s/ Timothy W. Fitzsimmons
	Name:	Timothy W. Fitzsimmons
	Title:	Treasurer